Exhibit 97.1

EQV VENTURES ACQUISITION CORP. II

CLAWBACK POLICY

(adopted on July 1, 2025)

PURPOSE

The Board of Directors (the “Board”) of EQV Ventures Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability. The Board has therefore adopted this policy which provides for the recoupment of certain executive compensation if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement under the federal securities laws (this “Policy”). This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed.

ADMINISTRATION

This Policy shall be administered by the Board. Any determinations made by the Board shall be final and binding on all affected individuals.

COVERED EXECUTIVES

This Policy applies to the Company’s current and former executive officers (as determined by the Board in accordance with Section 10D of the Exchange Act, the rules promulgated thereunder, and the listing standards of the national securities exchange on which the Company’s securities are listed) (“Covered Executives”).

RECOUPMENT; ACCOUNTING RESTATEMENT

If the Company is required to prepare an accounting restatement of its financial statements due to the Company’s material noncompliance with any financial reporting requirement under the securities laws as provided for in Section 10D of the Exchange Act, including any required accounting restatement (i) to correct an error in previously issued financial statements that is material to the previously issued financial statements, or (ii) that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (each an “Accounting Restatement”), the Board will require reimbursement or forfeiture of the Overpayment (as defined below) received by any Covered Executive (x) after beginning service as a Covered Executive, (y) who served as a Covered Executive at any time during the performance period for the applicable Incentive-Based Compensation (as defined below), and (z) during the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years.

INCENTIVE-BASED COMPENSATION

For purposes of this Policy, “Incentive-Based Compensation” means any compensation that is granted to, earned by, or received by, a Covered Executive, based wholly or in part upon the attainment of a financial reporting measure, including, but not limited to: (i) non-equity incentive plan awards that are earned solely or in part by satisfying a financial reporting measure performance goal; (ii) bonuses paid from a bonus pool, where the size of the pool is determined solely or in part by satisfying a financial reporting measure performance goal; (iii) other cash awards based on satisfaction of a financial reporting measure performance goal; (iv) restricted stock or shares, restricted stock or share units, stock or share options, stock or share appreciation rights, and performance share units that are granted or vest solely or in part based on satisfying a financial reporting measure performance goal; and (v) proceeds from the sale of shares acquired through an incentive plan that were granted or vested solely or in part based on satisfying a financial reporting measure performance goal. Compensation that would not be considered Incentive-Based Compensation includes, but is not limited to: (a) salaries; (b) bonuses paid solely based on satisfying subjective standards, such as demonstrating leadership, and/or completion of a specified employment period; (c) non-equity incentive plan awards earned solely based on satisfying strategic or operational measures; (d) wholly time-based equity awards; and (e) discretionary bonuses or other compensation that is not paid from a bonus pool that is determined by satisfying a financial reporting measure performance goal.

A financial reporting measure is: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from such measure, such as revenues, EBITDA, or net income or (ii) share price and total shareholder return. Financial reporting measures include, but are not limited to: revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an accounting restatement; revenue per user, or average revenue per user, where revenue is subject to an accounting restatement; cost per employee, where cost is subject to an accounting restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income.

OVERPAYMENT: AMOUNT SUBJECT TO RECOVERY

The amount to be recovered will be equal to the amount of Incentive-Based Compensation received from the Company that is in excess of the amount of Incentive-Based Compensation that otherwise would have been received from the Company had the Incentive-Based Compensation been determined based on the restated financial statements, and must be computed without regard to any taxes paid (the “Overpayment”). Incentive-Based Compensation is deemed “received” in the Company’s fiscal period during which the financial reporting measure specified in the incentive-based compensation award is attained, even if the vesting, payment or grant of the incentive-based compensation occurs after the end of that period.

For Incentive-Based Compensation based on share price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in the Accounting Restatement, the amount must be based on a reasonable estimate of the effect of the Accounting Restatement on the share price or total shareholder return upon which the Incentive-Based Compensation was received; and the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the exchange on which the Company’s securities are listed.

METHOD OF RECOUPMENT

The Board will determine, in its sole discretion, the method(s) for recouping any Overpayment hereunder which may include, without limitation:

●	requiring reimbursement of cash Incentive-Based Compensation previously paid;

●	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards granted as Incentive-Based Compensation;

●	offsetting any or all of the Overpayment from any compensation otherwise owed by the Company to the Covered Executive;

●	cancelling outstanding vested or unvested equity awards; and/or

●	taking any other remedial or recovery action permitted by law, as determined by the Board.

LIMITATION ON RECOVERY; NO ADDITIONAL PAYMENTS

The right to recovery will be limited to Overpayments received during the three years prior to the date on which the Company is required to prepare an Accounting Restatement and any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years. In no event shall the Company be required to award any Covered Executives any additional payment if the restated or accurate financial results would have resulted in a higher Incentive-Based Compensation payment.

NO INDEMNIFICATION

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive-Based Compensation.

INTERPRETATION

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate, or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and the applicable rules or standards adopted by the Securities and Exchange Commission or any national securities exchange on which the Company’s securities are listed.

EFFECTIVE DATE

This Policy shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive-Based Compensation (including Incentive-Based Compensation granted but not yet received as of the Effective Date pursuant to arrangements existing prior to the Effective Date). Notwithstanding the foregoing, this Policy shall only apply to Incentive-Based Compensation received (as determined pursuant to this Policy) on or after the date the Company’s securities are first listed on the New York Stock Exchange.

AMENDMENT; TERMINATION

The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect final rules or additional standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

OTHER RECOUPMENT RIGHTS

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

IMPRACTICABILITY

The Board shall recover any Overpayment in accordance with this Policy except to the extent that the Board determines such recovery would be impracticable because:

(i)	The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered;

(ii)	Recovery would violate home country law of the Company where that law was adopted prior to November 28, 2022; or

(iii)	Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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